NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

June 25, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Registration Statement on Form S-1 Filed April 20, 2018 File No. 333-224358

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 25, 2018, relating to the above-captioned registration statement on Form S-1 filed with the Commission on April 20, 2018 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Risk Factors

Risks Relating to this Offering and Ownership of Our Common Stock

Anti-takeover provisions in our charter documents . . . ., page 33

1.	We note that you have filed your amended and restated articles of incorporation as Exhibit 3.3 to the instant amendment. Please revise the disclosure here to ensure consistency with the provisions therein and with those in your amended and restated bylaws filed as Exhibit 3.2. In that regard, we note that the disclosure in your first, third, fourth, fifth, and sixth bullet points appear to be inconsistent with provisions in your amended and restated articles of incorporation and bylaws.

The Company has revised the disclosure on page 33 of the Registration Statement to update the information with provisions in the Company’s amended and restated articles of incorporation and bylaw.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

June 25, 2018

Dilution, page 40

2.

It appears your pro forma as adjusted net tangible book value would increase by approximately $0.26 per share for a $1.00 increase in the offering price and not the $0.76 you disclose. The change of $0.76 that you disclose appears to represent the change in dilution per share to new investors resulting from a change in offering price rather than the change in pro forma as adjusted net tangible book value per share resulting from a change in offering price. Accordingly, please revise your disclosure.

The Company has revised the disclosure on page 40 of the Registration Statement to correct the per share amount increase as a result of a $1.00 increase in the offering price.

Selected Consolidated Financial Information, page 42

3.	Please refer to your response to comment 9. We are uncertain why it is appropriate to disclose a warrant exercise price of $7.95 in your interim footnotes. Based on your response and the footnote disclosure, the modified warrant agreements appear to have been executed on April 19, 2018. Based on your response and the footnote disclosure, following the amendment of these warrants, the warrant exercise price should have been the $7.60 post-spit, or $3.04 pre-split, exercise price based on a private company $80 million valuation under scenario III of the warrant exercise price terms. Since your financial statements have not been adjusted for the reverse split please tell us why footnote 8 on page F-41 would not reflect a pre-split warrant exercise price of $3.04, or tell us why the existing warrant exercise price of $7.95 as disclosed is accurate based on the warrant terms in effect as of May 6, 2018.

The Company has revised the disclosure on page F-41 of the Registration Statement to reflect a warrant exercise price of $7.60, based on the determination of exercise price using scenario III in our previous response and we have revised the Registration Statement on pages 12 and 42 to reflect the updated pro forma net loss per common share as a result of that change. This change to the pro forma is a result of the down round which will occur from the exercise price currently to IPO pricing which based on this registration statement will be lower than the exercise price immediately prior to the IPO.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer